Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147414

SUPPLEMENT NO. 4 DATED JANUARY 21, 2010

TO PROSPECTUS DATED SEPTEMBER 21, 2009

APPLE REIT NINE, INC.

        The following information supplements the prospectus of Apple REIT Nine, Inc. dated September 21, 2009 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 3 (which is cumulative and replaces all prior Supplements) and this Supplement No. 4.

        Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

        "Courtyard by Marriott," "Fairfield Inn," "Fairfield Inn & Suites," "TownePlace Suites," "Marriott," "SpringHill Suites" and "Residence Inn" are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to "Marriott" mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott's relationship with Apple REIT Nine, Inc., or otherwise. Marriott is not involved in any way, whether as an "issuer" or "underwriter" or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

        "Hampton Inn," "Hampton Inn & Suites," "Homewood Suites," "Embassy Suites" and "Hilton Garden Inn" are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to "Hilton" mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton's relationship with Apple REIT Nine, Inc., or otherwise. Hilton is not involved in any way, whether as an "issuer" or "underwriter" or otherwise, in the offering by Apple REIT Nine, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Nine, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

        We completed the minimum offering of Units (with each Unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per Unit on May 14, 2008. We are continuing the offering at $11 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of December 31, 2009, 83,488,971 Units remained unsold. We will offer Units until April 25, 2010, unless the offering is extended, provided that the offering will be terminated if all of the Units are sold before then.

        As of December 31, 2009, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	89,238,301	$981,621,320	$883,459,189

Total	98,762,111	$1,081,621,320	$973,459,189

RECENT DEVELOPMENTS

Recent Purchases

        On January 8, 2010, the same day the hotel opened, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a hotel located in Houston, Texas. The gross purchase price for the hotel, which contains a total of 206 guest rooms, was $50,750,000.

        On January 14, 2010, the same day the hotel opened, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a limited liability company which owns a hotel located in Albany, Georgia which contains a total of 87 guest rooms. The gross purchase price for the limited liability company was $7,919,790.

        On January 19, 2010, the same day the hotel opened, through one of our indirect wholly-owned subsidiaries, we closed on the purchase of a limited liability company which owns a hotel located in Panama City, Florida which contains a total of 103 guest rooms. The gross purchase price for the limited liability company was $10,640,346.

        Further information about our recently purchased hotels is provided in other sections below.

Recent Purchase Contracts

        We caused one of our indirect wholly-owned subsidiaries to enter into purchase contracts for the potential purchase of two hotels.

        The total gross purchase price for these hotels, which contain a total of 165 guest rooms, is approximately $17,000,000 million. The purchase contracts provide for an aggregate initial deposit of $250,000, and require an additional aggregate deposit in the amount of $250,000 after the end of our contractual review periods. A number of required conditions to closing currently remain unsatisfied under each of the purchase contracts. Accordingly, there can be no assurance at this time that any closings will occur under these purchase contracts. Upon a purchase, the deposit amounts would be credited against the applicable purchase price.

        Further information about these purchase contracts and hotels is provided in the "Acquisitions and Related Matters" section below.

Recent Terminations

        In December 2009 the Company terminated two contracts for hotels in Hillsboro, Oregon. The contracts were initially entered into in October 2008. The seller was not able to begin construction of the hotels, and as a result the contracts were terminated by the Company and the initial aggregate deposit of $200,000 was returned to the Company.

Source of Funds and Related Party Payments

        Our recent purchases, which resulted in our ownership of three additional hotels, were funded by the proceeds from our ongoing offering of Units. Our offering proceeds also have been used to fund the initial deposits required by the hotel purchase contracts and will be used for the related additional deposits.

        We have entered into a property acquisition and disposition agreement with Apple Suites Realty Group, Inc. to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $1,386,203 to Apple Suites Realty Group, Inc., representing 2% of the gross purchase price for our recent purchases on January 8, 2010, January 14, 2010 and January 19, 2010.

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Overview of Owned Hotels

        As a result of our recent purchases, we currently own 36 hotels, which are located in the states indicated in the map below:

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ACQUISITIONS AND RELATED MATTERS

        Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the "lessee."

        Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the "manager."

        The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel Location	Franchise(a)	Hotel Owner/Lessor	Lessee	Manager
1. Houston, Texas	Marriott	Apple Nine Hospitality Ownership, Inc.	Apple Nine Hospitality Texas Services II, Inc.	Texas Western Management Partners, L.P.(b)
2. Albany, Georgia	Fairfield Inn & Suites	Sunbelt-RAG, L.L.C.	Apple Nine Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.(b)
3. Panama City, Florida	TownePlace Suites	Sunbelt-RPC, L.L.C.	Apple Nine Hospitality Management, Inc.	LBAM-Investor Group, L.L.C.(b)

Notes for Table:

(a)
All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b)
The hotel specified was purchased from an affiliate of the indicated manager.

        We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own and any related documents.

Potential Acquisitions

        The following table provides a summary of the hotels covered by pending purchase contracts entered into since our Post Effective Amendment No. 6 dated December 4, 2009:

Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price(a)
1. Jacksonville, North Carolina	Fairfield Inn & Suites	December 11, 2009	79	$7,800,000
2. Jacksonville, North Carolina	TownePlace Suites	December 11, 2009	86	9,200,000

		Total	165	$17,000,000

Note for Table:

(a)
Under each purchase contract, we are required to make an initial deposit to the seller. The aggregate initial deposits for the hotels listed above totaled $250,000. We are required to make additional deposits in the same amount after the end of our contractual review period. If we close on the purchase of a particular hotel the initial deposit (and any additional deposit) will be applied to the purchase price. If a closing does not occur because the seller has failed to satisfy a closing condition or breaches the purchase contract, the deposits would be refunded to us.

SUMMARY OF CONTRACTS
FOR OUR RECENTLY PURCHASED
PROPERTIES

Hotel Lease Agreements

        Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

        Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
1. Houston, Texas	Marriott	$2,367,460	January 8, 2010
2. Albany, Georgia	Fairfield Inn & Suites	698,338	January 14, 2010
3. Panama City, Florida	TownePlace Suites	695,825	January 19, 2010

        The annual percentage rent depends on a formula that compares fixed "suite revenue breakpoints" with a portion of "suite revenue," which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

        Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

        The recently purchased hotels are franchised by Marriott International, Inc. or one of its affiliates, and there is a relicensing franchise agreement between the lessee and Marriott International, Inc. or an affiliate. The relicensing franchise agreements provide for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Nine Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the lessee under each relicensing franchise agreement.

        The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisors.

FINANCIAL AND OPERATING INFORMATION
FOR OUR RECENTLY PURCHASED
PROPERTIES

        Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our hotels:

Table 1. General Information

Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel(b)	Purchase Date
1. Houston, Texas	Marriott	206	$50,750,000	$199-279	$46,605,026	January 8, 2010
2. Albany, Georgia	Fairfield Inn & Suites	87	7,919,790	109	7,070,116	January 14, 2010
3. Panama City, Florida	TownePlace Suites	103	10,640,346	84-99	9,732,274	January 19, 2010

	Total	396	$69,310,136

Notes for Table 1:

(a)
The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.

(b)
The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel's personal property component.

Table 2. Operating Information

        Table 2, regarding operating information, has been omitted because our recently purchased hotels did not begin operations until January 2010, and there is no historical annual operating information.

Table 3. Tax and Related Information

Hotel Location	Franchise	Tax Year	Real Property Tax Rate(a)	Real Property Tax
1. Houston, Texas	Marriott	2009(b)	2.8%	$200,498(c	)
2. Albany, Georgia	Fairfield Inn & Suites	2009(b)	4.0%	15,302(c	)
3. Panama City, Florida	TownPlace Suites	2009(b)	1.5%	5,719(c	)

Notes for Table 3:

(a)
Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(b)
Represents a calendar year.

(c)
The hotel property consisted of undeveloped land for a portion of the 2009 tax year, and the real property tax for 2009 is not necessarily indicative of property taxes expected for the hotel in the future.